Exhibit 99.3

NICE Launches CXone Mpower Orchestrator to Deliver the First True End-to-End
AI Automation in Customer Service

New solution orchestrates and automates customer service workflows with agentic AI to reduce cost and accelerate resolution across front-office care and back-office operations

Hoboken, N.J., March 17, 2025 – NICE (Nasdaq: NICE) today announced the launch of CXone Mpower Orchestrator, the only solution that delivers true end-to-end automation for customer service by unifying all touchpoints, including virtual agents, live agents and back-office workflows, on a single AI platform.  The solution was unveiled at Enterprise Connect, the leading conference and exhibition for enterprise communications and collaboration in North America.

Built natively on CXone Mpower, the industry’s leading customer service AI platform, Orchestrator seamlessly integrates AI-driven insights, third-party applications, and enterprise-wide workflows into a unified, automated, and optimized framework. Unlike traditional workflow tools that offer only partial visibility or limited automation, Orchestrator analyzes, predicts, and optimizes processes dynamically, proactively identifying and implementing improvements across the entire service ecosystem.

Complete operational visibility is a priority for business leaders. About 68% of IT professionals reported data silos as a top concern for 2025 in a recent report from Dataversity.  While legacy BI tools can create silos, Orchestrator eliminates them with seamless integration across the customer service application landscape, a critical variable in process automation and workflow optimization, delivering:

•	Seamless Workflow Orchestration - Unifies all customer service operations from intent to fulfillment across human-assisted and self-service touchpoints, integrating third-party systems.

•	Intelligent Process Analysis: Provides real-time visibility into key metrics, detects patterns, identifies optimization opportunities, and simulates changes before implementation.

•
Predictive Optimization: Continuously optimizes with AI-driven insights, personalizes workflows via “Experience Memory,” and forecasts automation, satisfaction and process improvements, giving clear visibility into the impact of changes before they are implemented.

•	Business-User Empowerment: Enables non-technical users to implement workflow optimizations through a conversational interface, with conversational AI and no-code tools.

Sheila McGee-Smith, President and Principal Analyst, McGee-Smith Analytics, said, “Announcing NICE CXone Mpower Orchestrator at Enterprise Connect gives attendees the opportunity to see the solution live on the show floor. It is a powerful way to understand how every stage of a customer journey – from self-service inquiry to live agent interaction and ultimately workflow completion - can be orchestrated with a single platform built on CX AI. Even more impressive is how each AI-assisted interaction can be used to continually perfect how a brand interacts with its customers.”

Barry Cooper, President, CX Division, NICE, said, "Customer service leaders are drowning in AI and automation tools that create more complexity instead of delivering real efficiency. CXone Mpower Orchestrator changes the game—eliminating silos, unifying operations, and giving businesses a single, intelligent view of every customer service workflow. Leveraging functional AI and a conversational interface, CXone Mpower Orchestrator enables leaders to proactively identify automation opportunities, optimize processes, and drive efficiency like never before."

Orchestrator leverages NICE’s CX-specific AI models, trained with industry and brand-specific data, ensuring every insight is relevant, accurate and aligned with an organization’s unique brand identity and key performance indicators (KPIs).

For more information about NICE CXone Mpower Orchestrator, click here.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.